Discussion Materials November 2004

Disclaimer These materials are based on information contained in public documents and certain other information provided by the management of Rogers Communications Inc. ("RCI" and the "Company"). Scotia Capital Inc. ("Scotia Capital") has had discussions with certain senior officers of the Company but does not assume responsibility for the accuracy, completeness or reasonableness of information provided to Scotia Capital in such discussions or otherwise and has not attempted independently to investigate or verify such information, projections, or other information provided to Scotia Capital and included herein or otherwise used. Projections included herein regarding the Company and Rogers Wireless Communications Inc. ("RWC") were prepared by the Company's management or based on Scotia Capital's estimates. Scotia Capital, with your consent, has relied, without independent investigation, upon the accuracy, completeness and reasonableness of the information provided to or obtained by it and upon the management of the Company with respect to the projections and other information they provided to Scotia Capital. Projections involve elements of subjective judgment and analysis, and there can be no assurance that such projections will be attained. Scotia Capital independently has not attempted to investigate or to verify the information provided to Scotia Capital and included herein or otherwise used. Scotia Capital expresses no opinion as to the accuracy of the projections provided to it or the assumptions underlying them. The preparation of these materials was completed on November 10, 2004. These materials are intended for the benefit and use of the Company in connection with the transaction discussed herein and may not be reproduced, disseminated, quoted or referred to, in whole or in part, or used for any other purpose, without the prior written consent of Scotia Capital.

Table of Contents Executive Summary I Market Overview II Preliminary Financial Analysis III Offer Considerations IV

Introduction Scotia Capital ("SC") is pleased to have the opportunity to discuss with Rogers Communications Inc. ("RCI" or the "Company") potential opportunities in respect of Rogers Wireless Communications Inc. ("RWC") The Scotia Capital professionals present today are: Scott Dorsey Managing Director, Mergers & Acquisitions (416) 863-7429 Communications, Media & Technology John Budreski Managing Director, Equity Capital Markets (416) 945-4051 Darren Benson Associate Director, Mergers & Acquisitions (416) 945-5318 Firas Kitmitto Associate, Mergers & Acquisitions (416) 945-4599 Scotia Capital cautions that the analysis which follows is very preliminary and indicative in nature and should not be construed as a valuation, formal or informal. Further, Scotia Capital has not had the opportunity to conduct any due diligence on RWC's operations nor had the opportunity to meet with RWC's management regarding this opportunity or regarding the financial forecast presented hereafter

Executive Summary

Executive Summary Capitalization The minority shareholders of RWC represent 9.8% of RCI's market capitalization RWC's EBITDA represents 61.8% of RCI's EBITDA

RWC Shareholder Analysis 15 out of the top 20 RWC shareholders are also holders of RCI Class B shares Executive Summary

Executive Summary RWC Trading Summary

Executive Summary Research Analyst Views

Executive Summary Exchange Ratio: RCI share per RWC Share Exchange Ratio (November 2002 - November 2004) Relative outperformance by RWC Relative outperformance by RCI

Executive Summary Illustrative Pricing Parameters Mid-point of BMO NB Value Range

Executive Summary RWC Offer Overview Under the proposed exchange ratio of 1.75 RCI shares for each RWC share, 29.0 million RCI shares would be issued resulting in a equity dilution of 10.2% to current RCI shareholders

Executive Summary RWC Offer Overview (continued)

Executive Summary Potential Market Reaction The market will not be surprised by an RCI offer to acquire the RWC minority, it has been expecting an offer and has to a certain extent already incorporated some takeover premium in to the share price Possible that RWC shares will initially trade at a premium to the offer value with the market expecting that RCI may be willing to increase its offer to obtain a successful transaction Arguments available to RCI to moderate such market expectations include: The ability to highlight that the offer is within the independent valuator's range (and ultimately that the offer has the support of RWC's board) RCI's previous refusal to increase its offer in 2001 RCI's need to only acquire 2.1 million shares to achieve 90% ownership and squeeze out the minority The market, particularly arbitrageurs, will use many tactics to vocally express that the offer is too low, including highlighting The small premium represented by the offer Analyst estimates for RWC's share price significantly in excess of the offer Microcell transaction multiples significantly in excess of the offer Initial arbitrage activity is likely to put downward pressure on RCI's share price while hedge positions are established However as trading returns to a more fundamental basis, there will likely be minimal impact on RCI's normalized trading price A continuing positive market view of wireless prospects should help to balance any dilution suffered as a result of the proposed transaction and help to recover from any initial short-term downward pressure

Executive Summary Offer Strategy and Timing The ideal announcement circumstance for this transaction would see RCI announce an offer for the RWC minority coincident with a favorable valuation range and fairness opinion from the independent valuator and a unanimous recommendation in favour of the offer from RWC's board Such support is likely a week to two weeks away from finalization Delaying a transaction for such support introduces additional elements of risk Market risk that the exchange ratio could continue to move against RCI either from normal market activity, or an information leak, resulting in either an offer that yields a smaller initial premium, or ultimately a more expensive offer Disclosure risk as a result of 13D requirements, or the provision of incomplete information in the marketing of a RWC bond offering A good second best announcement circumstance would see RCI announce the offer with disclosure surrounding the independent committee process to date and the preliminary range arrived at by the independent valuator This alternative would allow an initial positive spin on announcement in respect of the offer value while at the same time substantially eliminating market timing and disclosure risks Use of the takeover bid offer structure places significant additional pressure to accept the initial offer when take up of only 2.1 million shares are required to successfully complete the offer However, the alternative of dissent and appraisal rights will continue to exist for RWC shareholders

Market Overview

Market Overview Capitalization The minority shareholders of RWC represent 9.8% of RCI's market capitalization RWC's EBITDA represents 61.8% of RCI's EBITDA

RWC Shareholder Analysis 15 out of the top 20 RWC shareholders are also holders of RCI Class B shares Market Overview

Market Overview RWC Trading Summary

Market Overview Analyst Targets Historical Recommendations Historical Consensus Target Price Research analysts have upwardly revised their views on RWC over the last six months

Market Overview Research Analyst Views

Market Overview RWC Histogram 90% of the RWC's shares traded on the TSX have traded at less than C$40.00 Average trading volume over the period of 60,819 shares per day Implies approximately 252 days to turn the float one time

Market Overview Relative Share Performance Relative Performance (January 2001 - November 2004)

Market Overview Exchange Ratio: RCI share per RWC Share Exchange Ratio (November 2002 - November 2004) Relative outperformance by RWC Relative outperformance by RCI

Preliminary Financial Analysis

Preliminary Financial Analysis Preliminary Financial Analysis Preliminary Financial Analysis RWC Operating Statistics RWC Operating Statistics RWC Operating Statistics Source: Company Reports

Preliminary Financial Analysis Comparative Operating Statistics (1) (1) Scotia Capital research. (1) Scotia Capital research. (1) Scotia Capital research. (1) Scotia Capital research. (1) Scotia Capital research.

Preliminary Financial Analysis Wireless Trading Peer Analysis

Preliminary Financial Analysis Cable Trading Peer Analysis

Preliminary Financial Analysis Precedent Transaction Analysis

Preliminary Financial Analysis Illustrative Pricing Parameters Mid-point of BMO NB Value Range

Preliminary Financial Analysis Bid Premium Analysis Pricing a deal at 1.75 RCI shares per RWC shares (an initial price of $50.23, slightly higher than the mid-point of BMO NB's valuation range), would result in a premium of 14.1% over the 20-day average of RWC shares 20-day average trading average tends to be the standard benchmark on which institutions will focus on

Preliminary Financial Analysis Preliminary Accretion/Dilution Analysis The transaction is accretive on an earnings basis and slightly dilutive on a proportionate cash flow per share metric

Offer Considerations

Offer Considerations RWC Offer Overview Under the proposed exchange ratio of 1.75 RCI shares for each RWC share, 29.0 million RCI shares would be issued resulting in a equity dilution of 10.2% to current RCI shareholders

Offer Considerations RWC Offer Overview (continued)

Offer Considerations RWC Offer Overview (continued) A minimum of 2.1 million shares or 13.0% of the float will need to be tendered in order to achieve the desired 90%+ ownership (on a fully diluted basis)

Offer Considerations RWC Offer Overview (continued) For each $1.00 increase in the offer price, RCI shareholders are diluted by approximately 0.2%

Offer Considerations Pro Forma Ownership

Offer Considerations Strategic Rationale - Merits Elimination of the public minority in RWC would provide RCI with significantly greater operating flexibility Resolve transfer pricing issues in respect of bundled offerings and shared services Reduce conflicts regarding which product group owns "shared" customers Eliminate need for independent review of all significant related party transactions Having no public minority would allow RCI direct access to the RWC cashflow and financing capacity and allow greater flexibility in tax planning The transaction would eliminate a public subsidiary which has not historically been useful as a public entity for RCI RWC has rarely been used as a vehicle to access the public equity markets There is little liquidity in the RWC shares, especially relative to the liquidity of the RCI shares RWC could still issue public debt as a private entity Eliminating the minority allows RCI to operate RWC under less scrutiny, offering a greater ability to take a longer term perspective on operating and capital decisions Issuing equity from RCI to fund the offer should provide further liquidity to RCI shares, as RCI's public minority will grow

Offer Considerations Strategic Rationale - Issues/Considerations The current timing is relatively unfavourable for a RCI offering to acquire the RWC minority The relative exchange ratio between the RCI share price and the RWC share price is close to its weakest point of the last two years Recent performance of wireless companies have been strong and on an upward trend The market has seen a number of wireless consolidations recently pushing up valuations The transaction is modestly dilutive to RCI in terms of cash flow per share: As RCI already operates and controls RWC, the transaction will yield few synergies The transaction may create short-term downward pressure on RCI share price due to the following: Subsequent sale of RCI shares by un-natural cable stock holders Arbitrage of the offer and other hedging activities

Offer Considerations Potential Market Reaction The market will not be surprised by an RCI offer to acquire the RWC minority, it has been expecting an offer and has to a certain extent already incorporated some takeover premium in to the share price Possible that RWC shares will initially trade at a premium to the offer value with the market expecting that RCI may be willing to increase its offer to obtain a successful transaction Arguments available to RCI to moderate such market expectations include: The ability to highlight that the offer is within the independent valuator's range (and ultimately that the offer has the support of RWC's board) RCI's previous refusal to increase its offer in 2001 RCI's need to only acquire approximately 2.1 million shares to achieve 90% ownership and squeeze out the minority The market, particularly arbitrageurs, will use many tactics to vocally express that the offer is too low, including highlighting The small premium represented by the offer Analyst estimates for RWC's share price significantly in excess of the offer Microcell transaction multiples significantly in excess of the offer Initial arbitrage activity is likely to put downward pressure on RCI's share price while hedge positions are established However as trading returns to a more fundamental basis, there will likely be minimal impact on RCI's normalized trading price A continuing positive market view of wireless prospects should help to balance any dilution suffered as a result of the proposed transaction and help to recover from any initial short-term downward pressure

Offer Considerations Overview of Recent Going Private Considerations The Canadian marketplace has seen eight significant going private transactions ("GPTs") in the last 24 months Canadian investors have been receptive to these deals, as four of these GPTs have been successfully completed and three are pending Since 2001, seven of the nine successful GPTs had initial offer prices at or below the mid- point of the valuation range determined by the independent committee's valuators: Five were completed at the initial offer price Four offer prices were revised upwards This demonstrates that the market clearing price is more important than the valuation range determined by the independent committee's advisors in determining the success of GPTs Four of the nine precedent GPTs were announced in advance of the targets' boards establishing independent committees and the preparation of formal valuations

Offer Considerations Overview of Recent Going Private Considerations (continued)

Offer Considerations Overview of Recent Going Private Considerations (continued) The valuation range can be a key element of negotiations with the independent committee

Offer Considerations Offer Strategy and Timing The ideal announcement circumstance for this transaction would see RCI announce an offer for the RWC minority coincident with a favorable valuation range and fairness opinion from the independent valuator and a unanimous recommendation in favour of the offer from RWC's board Such support is likely a week to two weeks away from finalization Delaying a transaction for such support introduces additional elements of risk Market risk that the exchange ratio could continue to move against RCI either from normal market activity, or an information leak, resulting in either an offer that yields a smaller initial premium, or ultimately a more expensive offer Disclosure risk as a result of 13D requirements, or the provision of incomplete information in the marketing of a RWC bond offering A good second best announcement circumstance would see RCI announce the offer with disclosure surrounding the independent committee process to date and the preliminary range arrived at by the independent valuator This alternative would allow an initial positive spin on announcement in respect of the offer value while at the same time substantially eliminating market timing and disclosure risks Use of the takeover bid offer structure places significant additional pressure to accept the initial offer when take up of only 2.1 million shares are required to successfully complete the offer. However, the alternative of dissent and appraisal rights will continue to exist for RWC shareholders

Offer Considerations Other Considerations RWC Board support is helpful in the marketing of the offer, and necessary to garnering the support of certain institutions and index funds that have a policy of not supporting going-private offers that are not supported by the target board Notwithstanding the support of the RWC board, institutional shareholders can and will avoid tendering to the offer if: a) They perceive the offer to be unfair b) They believe a higher bid from the major shareholder can be obtained c) They feel that they have been treated inappropriately Although the independent valuation range is an important indicator of value and is an essential benchmark to achieve RWC board support, it is not determinative of deal success An offer priced in the range does not guarantee that institutions will like the deal The important factor is the price that will clear the market, i.e. garner maximum support and minimum dissent While an initial offer within the independent valuation range is very supportable, market reaction will have to be gauged throughout the offer period to determine if a small improvement to the offer will significantly enhance success Further, RCI should actively communicate (i.e. road show) with RWC shareholders, essentially using this transaction as an opportunity to meet with major shareholders of RCI & RWC to market the RCI strategy and seek their support The take-over bid structure will eliminate any gamesmanship in respect of disgruntled shareholders selling the RWC shares after the record date and maintaining the vote as seen on the previous 2001 offer